Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

Dated: August 13, 2015

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 (“NI 51-102”) as of August 13, 2015, and provides analysis of Quaterra’s financial results for the six months ended June 30, 2015.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014, and the condensed consolidated interim financial statements for the six months ended June 30, 2015, together with the related notes thereto. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in United States dollars, unless otherwise indicated.

Quaterra is a Canadian-based, junior exploration company focused on exploration and development of the Yerington Copper District in Nevada. It also has a 35% interest in a gold project located in Alaska and a 25% interest in a silver project located in Mexico.

The Company’s shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and OTCQX market under the symbol “QTRRF”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the current periods presented are not necessarily indicative of the results that may be expected for any future period. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events. See “Forward-Looking Statements” below.

Mr. Steven Dischler P.E., the Company’s President and Chief Executive Officer, and a Qualified Person within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), approved the technical information related to all Yerington district properties (MacArthur, Yerington and Bear deposits) in this MD&A. Dr. Tom Patton, the Company’s Chairman, and a Qualified Person within the meaning of NI 43-101, approved the technical information on the Herbert and Nieves projects provided in this MD&A.

The Company’s functional currency is US dollars; all dollar references herein are in US dollars unless otherwise specified.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Reform Act of 1995 and applicable Canadian securities laws. These forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, silver and gold; the estimation of mineral resources; the realization of mineral resource estimates; preliminary economic assessments of mineral projects including assumptions and estimates used therein; the potential impact of future exploration results on copper projects in Yerington district; plans for future exploration and/or development programs and budgets; anticipated business activities; corporate strategies; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.

Statements that are not historical fact and that relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or future performance may be forward-looking statements. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to inherent risks and uncertainties which could cause actual events or results – such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects – to differ from those reflected in a forward-looking statement. These risks and uncertainties include without limitation: the Company’s ability to finance the continued exploration of mineral properties; the Company’s history of losses and expectation of future losses; uncertainty of production at the Company’s mineral exploration properties; the lack of proven mineral reserves or probable mineral reserves; changes in resource estimates and preliminary economic assessments resulting from updated testing and technical reports; the impact of governmental regulations, including environmental regulations; and commodity price fluctuations. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Note to U.S. Readers

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including NI43-101, the SEC does not recognize these terms. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies that are not required to comply with NI43-101 and that are subject to the reporting requirements under the U.S. federal securities laws and the rules and regulations thereunder. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

Corporate Strategy and Financial Condition, Liquidity and Capital Resources

The Company continues to focus efforts on its 100%-owned Yerington District copper assets. Non-Yerington assets of the Company have been sold as detailed below with the proceeds from the sales to be used in support of the Yerington District.

As previously reported, on June 16, 2014, the Company announced its entry into a Membership Interest and Option Agreement (the “Option Agreement”) with Freeport-McMoran Nevada LLC (“Freeport Nevada”) which set out the terms for due diligence and exploration of the Company’s Yerington Nevada copper assets. These assets, held by Quaterra’s wholly owned subsidiary Singatse Peak Services LLC (“SPS”) include the MacArthur, Yerington, Bear deposits, and all other properties that SPS and Quaterra control in the Yerington District. Freeport Nevada is a wholly owned subsidiary of Freeport Minerals Corporation, which in turn, is a wholly owned subsidiary of Freeport-McMoRan Inc. (“FCX”). Details of the Option Agreement were disclosed by the Company in a June 16, 2014, press release which is available on SEDAR at www.sedar.com. They are summarized here below:

Under the Option Agreement, Freeport Nevada has the right to earn an initial 55% interest in SPS by making option payments to SPS totaling $40,750,000 over four years, starting in June 2014. SPS intends using these payments to complete three staged investigation and work programs including property maintenance, general and administrative (“G&A”) expenses, environmental compliance and, in later stages, exploration. Freeport Nevada can earn a further 20% interest in SPS (increasing its holding to 75%) by spending a further $97,850,000, or by funding SPS to complete a feasibility study, whichever comes first.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

In the first 12-month stage of the Option Agreement (“Stage 1”), Freeport Nevada made option payments to SPS of $2,500,000 which SPS used for due diligence of land, water and mineral rights, and land maintenance, environmental compliance and G&A expenses.

On June 15, 2015, the Company reported Freeport Nevada entered into the second stage the Option Agreement (“Stage 2”) by committing to option payments of $7,150,000 to SPS over the next 12 months. SPS intends to use these proceeds to fund exploration and further definition by SPS of the Bear deposit, a large porphyry copper system located on the Company’s property in the historic Yerington Copper District of Nevada.

During the 24-month third stage of the Option Agreement (“Stage 3”) Freeport Nevada may make option payments of up to $31,100,000 that will be used by SPS for exploration of the property, property maintenance costs, G&A expenses, and environmental compliance. If Freeport completes the Stage 3 funding it will have invested approximately $40,750,000 in the Yerington Project and will have earned the right to own a 55% interest in SPS. Expenditures have been revised marginally from earlier amounts disclosed in June 16, 2014, and June 15, 2015, press releases to address changes in property maintenance costs at Yerington.

If Freeport Nevada chooses to proceed beyond Stage 3, it can elect to fund a further $97,850,000, or fund the costs of completion of a feasibility study, to earn an additional 20% interest for a total 75% interest in SPS (the Additional Sole Funding). Alternatively, Freeport Nevada can choose to fund with Quaterra, proportional to their 55% and 45% working interests. If Freeport Nevada completes the Additional Sole Funding, Quaterra may elect to fund 25% of project expenditures or transfer an additional 5% interest to Freeport Nevada in return for Freeport Nevada carrying the first $50,000,000 of Quaterra’s proportionate share of funding which is repayable from 90% of Quaterra’s project proceeds.

At any time when the parties are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% net smelter return (“NSR”) royalty. After a production decision, a non-funding party will dilute to a 1% NSR royalty.

On October 3, 2014, the Company closed the transaction (the “Closing”) selling its interests in three non-core copper and molybdenum assets to Freeport-McMoRan Mineral Properties Inc. (“FMMP”) for $5,000,000 (the “Purchase Price”), of which $1,000,000 was paid on Closing and the balance payable in tranches of $500,000 every quarter for eight consecutive quarters commencing January 1, 2015. On Closing, the Company issued 19,000,000 share purchase warrants to FMMP, with each warrant entitling FMMP to purchase one common share of the Company at a price of $0.16 per share for a period of five years, subject to vesting and termination provisions corresponding to the payment of the Purchase Price in tranches. As of July 2, 2015, the Company has received the first three payments of $500,000 each due under the agreement.

On December 29, 2014, the Company announced that it has entered into an agreement to sell its 50% interest in the Nieves silver property in Zacatecas State, Mexico, to joint-venture partner Blackberry Ventures I, LLC (“Blackberry”), for US$4,000,000.

Under the terms of the Nieves sale agreement, Quaterra has received the first two of four $1,000,000 payments, earning Blackberry an additional 25% interest in the project. The first payment was received on December 29, 2014, and the second was received on April 15, 2015. Commencing January 1, 2015, all costs for maintaining and exploring the property became the sole responsibility of Blackberry, with no dilution to Quaterra, through the end of 2015 or until Blackberry completes the acquisition, whichever is earlier. On closing, Blackberry became the operator of the Nieves project. Quaterra will also receive 5% of the future net sale price in the event that Blackberry subsequently sells the project. In addition, Quaterra agreed to transfer its Americas claims in Durango State, Mexico, adjacent to Hecla Mining’s San Sebastian project, to Blackberry. On March 1, 2015, the Company provided an extension to April 30, 2015, with the second payment made by Blackberry on April 15, 2015.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

With the closing of these transactions management believes that the Company has sufficient funds for the next full year of operations. Quaterra continues to own a 35% interest in the Herbert Gold Project in Alaska, which is being evaluated and offered for sale.

To date, Quaterra has not generated revenues from its operations and has been dependent on equity, joint venture partners’ contribution and proceeds from disposal of certain mineral properties for additional funding. Working capital surplus as at June 30, 2015, was $4,796,215 and cash on hand was $3,370,806.

In addition to cash on hand, the ongoing project maintenance costs at Yerington are covered by the Option Agreement with Freeport Nevada at least through Stage 2, or through June 13, 2016. Freeport Nevada may continue making option payments to SPS beyond June 13, 2016, under the terms of the Option Agreement. Furthermore, as mentioned above, the Company will receive quarterly $500,000 payments from FMMP from the sale of certain assets announced on October 3, 2014. The last of these payments will occur in October 2016. Additionally, the Company will receive $1,000,000 payments in each of September 2015 and March 2016 under the Nieves purchase and sale agreement.

In addition to these transactions, the Company continues to take steps to reduce costs. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral properties, divestment and exploration activities. Management continues to explore ways to monetize its remaining non-Yerington assets.

During the three months ended June 30, 2015, the Company expended $564,515 cash in operating activities compared with $833,030 in the same period the previous year. General administrative expenses during the three months ended June 30, 2015, totaled $544,911 ($646,825 in 2014) with approximate allocations of 45% of the total expenses (30% for the same period in 2014) in personnel costs, 30% of the total G&A in professional and consulting expenses (2014 – 21%), 14% in administration and general office expenses (2014 – 16%), and 10% in transfer agent, travel and shareholder communications (2014 – 7%). The Company also incurred $3,991 in non-cash share-based payments and depreciation expenses (2014 – $167,776) for approximately 4% (2014 – 3%).

During the six months ended June 30, 2015, the Company expended $1,104,599 cash in operating activities compared with $1,354,863 in the same period the previous year. General administrative expenses during the six months ended June 30, 2015, totaled $897,685 ($1,149,041 in 2014) with approximate allocations of 46% of the total expenses (36% for the same period in 2014) in personnel costs, 27% of the total G&A in professional and consulting expenses (2014 – 21%), 14% in administration and general office expenses (2014 – 16%), and 10% in transfer agent, travel and shareholder communications (2014 – 11%). The Company also incurred $18,518 in non-cash share-based payments and depreciation expenses (2014 – $183,225) for approximately 4% (2014 – 3%).

Decreases in year-over-year cash operating activities for 2015 are largely accounted for by a decrease in general and administrative cost cutting measures which were $55,654 lower than 2014. The Company continues to explore ways of reducing general administration costs in order to conserve cash.

During the six months ended June 30, 2015, the Company expended $1,046,429 of investment activity in mineral property acquisition and exploration costs: 98% was spent on the Yerington district copper projects, and 2% at Nieves. A more detailed account of spending on projects is given in the individual project sections below.

The ability of the Company to continue its exploration programs is dependent on the continuing success of its programs, the amount of cash in the Company’s Treasury and the continued success of selling non-core assets.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

Update on Mineral Properties

As part of the Freeport Nevada Option Agreement, all of Quaterra’s Yerington located copper properties, including MacArthur, Yerington and Bear, were transferred to SPS, a wholly-owned Quaterra subsidiary, effective August 11, 2014. Acquisition and exploration costs totaling $1,046,429 were costs incurred during the six months ended June 30, 2015, comprised of: $219,706 at MacArthur, $22,179 at Yerington, $791,098 at Bear, and $10,621 at Nieves.

The increase in acquisition and exploration costs during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was primarily related to the additional properties added to the Bear project.

All project maintenance costs associated with the Company’s Yerington properties are currently being funded by Freeport Nevada’s option payments under the terms of the Option Agreement.

The Yerington Projects, Nevada

a. The MacArthur Deposit

The Company’s 100%-owned MacArthur deposit is a secondary enriched acid-soluble copper deposit located 70 miles southeast of Reno, Nevada. Exploration drilling began in April 2007 and as of March 2015 a total of 204,700 feet of drilling in 401 holes had been completed on the property. The drilling program has delineated a widespread blanket of acid-soluble oxide copper and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major porphyry copper system.

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona, completed a preliminary economic assessment (“PEA”) for the MacArthur project on May 23, 2012. The PEA was amended and restated on January 27, 2014. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay.

The MacArthur PEA should not be considered to be a pre-feasibility or feasibility study as the economics and technical viability of the Project have not been demonstrated at this time. A PEA is preliminary in nature and includes inferred mineral resources that are considered too geologically speculative at this time to have economic considerations applied to them to be categorized as mineral reserves. Thus, there is no certainty that the production profile concluded in the MacArthur PEA will be realized. Actual results may vary, perhaps materially.

The MacArthur PEA set out the following key project parameters:

•

An open pit mine based on an acid soluble measured copper resource model of 71.8 million tons at 0.218% copper and an indicated resource of 87.3 million tons at 0.208% copper. The inferred resource is 243 million tons at 0.201% copper.

•	Recovery of 747 million pounds of copper over the 18-year mine life at an average mining rate of 15 million tons per year with a waste to ore stripping ratio averaging 0.90.
•	Initial capital expenditure of US$232.7 million.
•	Average life-of-mine operating costs of US$1.89 per pound.
•

An after tax net present value of US$201.6 million at an 8% discount rate and a base case copper price according to SEC guidelines of US$3.48 per pound. (The project breaks even at a copper price of $2.56 per pound until the capital is paid off in 3.1 years. Thereafter, the breakeven is US$2.23 per pound.)

•	An after tax internal rate of return of 24.2% with a 3.1-year pay back.

Mine operating costs were provided by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona, based on an average 41,000 ton per day mine plan.

The projected cash flows were enhanced by including a sulfuric acid plant at the site compared to purchasing and transporting acid to the site. An on-site acid plant provided more long term certainty for the highest operating cost item (sulfuric acid), reduced the requirement for purchased electric power, and would leverage future consolidation and development of other oxide deposits in the District.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

The SX/EW capital cost estimate was prepared based on M3 in-house information of similar SX/EW facilities. It includes the heap leach pads, SX/EW facility and tank farm based on a design flow rate of 10,400 gal/min. Additional upfront capital costs were included for mining equipment and infrastructure improvements (power, water, roads) needed at the site. Capital costs are considered accurate to -20% to +25%.

The copper recovery and acid consumption for the financial analysis were determined by Tetra Tech Inc. of Golden, Colorado, after review of the metallurgical test data from 32 column tests performed by Metcon Research of Tucson, Arizona, and historical operating data from previous operations at the site.

The Qualified Person for the MacArthur PEA is Mr. Rex Henderson with M3. The Qualified Person for the mining portion of the MacArthur PEA is Herb Welhener of IMC. The Qualified Person for the metallurgical portion of the MacArthur PEA is Dr. Richard Jolk of Tetra Tech.

Tetra Tech completed an updated independent mineral resource estimate for the MacArthur PEA in May 2012. The PEA was amended and restated in January 2014. At a 0.12% cutoff, the tonnage of the measured oxide and chalcocite resource was 71.8 million tons at 0.218% copper containing 313 million lbs. of copper, the indicated oxide and chalcocite resource was 87.3 million tons at 0.208% copper containing 362 million lbs. of copper, and the inferred oxide and chalcocite resource was 243.4 million tons at 0.201% copper containing 979.5 million lbs. of copper.

MacArthur’s indicated sulfide resource at a 0.15% cutoff was 1.1 million tons averaging 0.292% copper containing 6.4 million pounds of copper. The inferred sulfide resource was 134.9 million tons averaging 0.283% copper containing 764 million lbs. of copper. There currently is not a measured sulfide resource at MacArthur.

MACARTHUR COPPER PROJECT [1,2,3,4]
	Oxide and Chalcocite Material				Primary Material
Cutoff	Tons	Average	Contained	Cutoff	Tons	Average	Contained
Grade		Grade	Copper	Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)	(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
	Measured Copper Resources				Measured Copper Resources
0.25	15,929	0.350	111,599	0.25
0.20	33,472	0.283	189,518	0.20
0.15	58,388	0.237	276,993	0.18
0.12	71,829	0.218	313,174	0.15	N/A	N/A	N/A
	Indicated Copper Resources				Indicated Copper Resources
0.25	13,930	0.379	105,478	0.25	507	0.416	4,216
0.20	31,949	0.290	185,049	0.20	670	0.369	4,938
0.15	67,271	0.229	308,639	0.18	796	0.340	5,414
0.12	87,264	0.208	362,320	0.15	1,098	0.292	6,408
	Inferred Copper Resources				Inferred Copper Resources
0.25	43,695	0.366	311,108	0.25	53,060	0.423	449,312
0.20	82,610	0.293	483,929	0.20	89,350	0.341	609,188
0.15	166,930	0.232	774,889	0.18	101,375	0.323	654,680
0.12	243,417	0.201	979,510	0.15	134,900	0.283	764,074

1Independent qualified person, Dr. Rex Bryan, supervised the preparation of these Mineral Resource estimates.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

2All estimated resources are shown using a 0.12% and 0.15% copper cutoff for oxide and sulfide respectively.
3Minor rounding errors may occur.
4Amended NI 43-101 Technical Report Preliminary Economic Assessment - Issue date: 17 January 2014 Effective Date: 23 May 2012.

Total cumulative acquisition costs incurred through June 30, 2015, were $3,352,607 and total cumulative exploration expenditures were $16,945,752 which totaled $17,484,141, after accounting for recoveries allocated to the property received from Freeport Nevada under the Option Agreement. Total cumulative acquisition costs incurred to December 31, 2014, were $3,132,901 and total cumulative exploration expenditures were $16,945,752 which totaled $18,370,629, after accounting for recoveries allocated to the property received from Freeport Nevada under the Option Agreement.

b. Yerington Deposit

The Yerington deposit refers to the former Anaconda mine and is a large, partially mined porphyry copper system that includes the Yerington and a portion of the Bear copper deposits. The Anaconda Company operated an open pit mine at the site from 1953 through 1978 at which time the site was sold to Atlantic Richfield.

Copper mineralization occurs as primary sulfides below the Yerington pit and in the Bear deposit and as acid-soluble copper oxides and chalcocite around the Yerington pit margins. The Yerington Project has the potential for additional resources as the limits of copper mineralization, both vertically and horizontally, have not been established. With the possible integration of the MacArthur oxide deposit, the Yerington project could reclaim its position as one of Nevada’s major copper producers.

Quaterra’s subsidiary, SPS, purchased the Anaconda properties along with the appurtenant ground water rights in 2011. SPS owns a total of 8,621 acre-feet/year of primary ground water rights which have senior priority standing, and are specifically permitted for mining and milling. These water rights have significant value. Recent sales of primary ground water in Mason Valley, Nevada, have sold for over $3,000 per acre-foot.

After a technical review of all available historical information, SPS commenced exploration on the Yerington copper project with a drilling program comprising 21,887 feet in 42 holes during the last half of 2011.

Tetra Tech completed a mineral resource estimate and independent NI43-101 technical report update for the mineralization in and around the historic Yerington Mine in November of 2013 which supersedes its previous report completed in February 2012. The updated resource is based upon an additional 232 historic Anaconda holes unavailable when the previous report was completed. Over 800 drill holes have been drilled on the property.

These additional holes are well distributed throughout the deposit and provide infill and extensional information to the previously used data, allowing upgrades in classification, improved grade estimate and a new resource definition.

The updated tons, grades, and pounds classified as measured, indicated and inferred resources are presented in the table below as well as the percent increase from the February 2012 resource estimate.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

YERINGTON COPPER PROJECT RESOURCES USING SELECTIVE CUTOFF FOR OXIDE AND SULFIDE [1,2,3]
						% CHANGE FROM 2012
MEASURED	Cutoff		2013 ESTIMATE			ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	6,500	0.25	33,000	8%	10%	17%
Sulfide (Primary Material)	0.15	31,000	0.33	205,000	-3%	10%	8%
Combined	0.12,0.15	37,500	0.32	238,000	-1%	10%	9%
						% CHANGE FROM 2012
INDICATED	Cutoff		2013 ESTIMATE			ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	17,000	0.25	85,000	37%	9%	47%
Sulfide (Primary Material)	0.15	74,000	0.30	428,000	19%	15%	35%
Combined	0.12,0.15	90,000	0.29	513,000	22%	12%	37%
						% CHANGE FROM 2012
MEASURED + INDICATED	Cutoff		2013 ESTIMATE			ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	23,500	0.25	118,000	28%	9%	37%
Sulfide (Primary Material)	0.15	105,000	0.30	633,000	12%	12%	25%
Combined	0.12,0.15	128,000	0.29	751,000	14%	11%	26%

						% CHANGE FROM 2012
INFERRED	Cutoff		2013 ESTIMATE			ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	25,900	0.23	118,000	5%	14%	21%
Sulfide (Primary Material)	0.15	128,000	0.23	600,000	4%	11%	13%
Combined	0.12,0.15	154,000	0.23	718,000	4%	10%	14%

1Independent qualified person, Dr. Rex Bryan, supervised the preparation of these Mineral Resource estimates.
2All estimated resources are shown using a 0.12% and 0.15% copper cutoff for oxide and sulfide respectively
3Minor rounding errors may occur
4 NI 43-101 Technical Report, Feb. 17, 2012; updated November 13, 2013

Based on benchmarking of the Yerington Deposit to similar deposits, Tetra Tech has determined that reasonable base case cutoff grades for the leachable (oxide/chalcocite) SX/EW recoverable copper and for flotation recoverable primary sulfide resources are 0.12% TCu and 0.15% TCu, respectively.

The Yerington deposit has potential for additional resources. Historic and current drilling data indicate that limits to copper mineralization at the Yerington Mine have not yet been established, either horizontally or vertically. Additional exploration and in-fill drilling is required to expand and upgrade the copper resources in the pit area to below the 3,000 feet level where only four historic holes have explored the deep vertical projection of mineralization.

A drilling program to sample residuals (historic dumps and tailings) at the Yerington site was completed in September 2012. A total of 9,585 feet of sonic drilling in 95 holes provided material for the characterization of the vat leach tails, heap leach pads, and the W-3 sub-grade waste dump. The samples were sent to Metcon Labs in Tucson, Arizona for metallurgical testing. The residuals are not included in any resource estimates that the Company has documented. Further characterisation would need to be performed on the residuals to assess their potential as a resource.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

In September 2012, SPS reached a voluntary agreement with the U.S. Environmental Protection Agency (EPA) to participate in upgrading the system which manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS's participation in this work, the Company obtained a site-wide 'Covenant Not to Sue' for the contamination left at the site by former owners and operators of the historic mine operations.

The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, Nevada Department of Environmental Protection and the community. The Agreement's 'Covenant Not to Sue' strengthens SPS's 'Bona Fide Prospective Purchaser Defense' against liability resulting from the contamination at the site prior to SPS's purchase.

The first phase of the fluid management project was completed in Q4 of 2012. The Company co-funded the repairs to the on-site fluid management system (FMS) by the EPA as well as the relining of one of the system ponds. During Phase 2 of the project, the Company completed a study of the FMS to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. The Study was completed by the Company’s contractor in June 2013. EPA decided not to implement the five-year capacity alternative recommended in the Study. Rather, EPA decided to build new ponds to address the FMS capacity issues.

The Company decided not to fund construction of the additional ponds. Rather, the Company agreed to provide property at the site to construct the new ponds.

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. SPS incurred costs of $93,254 during the calendar year of 2014 which included the final payment to the EPA for the Work to Be Performed and Payment of Response Costs as defined in the Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the Settlement Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a BFPP.

Total cumulative acquisition costs incurred to June 30, 2015, were $3,383,880 and total cumulative exploration expenditures were $6,339,702 for a total of $8,692,448 after accounting for recoveries received from Freeport Nevada under the Option Agreement. Total cumulative acquisition costs incurred to December 31, 2014, were $3,361,701 and total cumulative exploration expenditures were $6,339,702 for a total of $9,084,115 after accounting for recoveries received from Freeport Nevada under the Option Agreement.

c. Bear Deposit

A portion of the Bear deposit lies on the northeast portion of the Yerington Mine property that was acquired with the SPS purchase of Arimetco’s assets from bankruptcy court. In December 2013, Quaterra announced the signing of four option agreements totaling 1,305 acres of private land north and east of the Yerington Mine Site that covers additional portions of the Bear copper deposit. In May 2015, SPS entered into an option agreement to acquire a fifth property covering approximately 1,050 acres of additional private land covering a portion of the Bear Deposit. Under the terms of the five option agreements Quaterra (now SPS) has an exclusive right to acquire these properties with all mineral rights and certain water rights, and to explore these parcels and has an option to purchase the properties, surface water rights and supplemental storage water rights.

The Bear deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated in the 1960s and 1970s. Currently the deposit is open in several directions and has never been consolidated under a single owner. A part of Quaterra’s recently acquired acreage was not previously accessible for exploration and is adjacent to the highest grade mineralization discovered during previous exploration of the area.

Historical information compiled for the Bear Deposit includes 126,400 feet of drilling in 49 drill holes that define a mineralized system covering an area of at least two square miles. The portion controlled by Anaconda in the 1960s covered approximately 25% of this area and includes an estimated 500 million tons of mineralized material averaging 0.40% copper (Dilles and Proffett, 1995). The Bear tonnage and grade estimate is historic in nature. A qualified person has not done sufficient work to classify this historic estimate as a current mineral resource and Quaterra does not treat it as such. In order to do so, this estimate will have to be confirmed by additional drilling.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

The Bear deposit is a large porphyry copper system that occurs below 500 to 1,000 feet of valley fill and volcanic rocks of Tertiary age. Mineralization occurs predominantly in quartz monzonite, border phase quartz monzonite, and quartz monzonite porphyry dikes of Jurassic age. There does not seem to be any relation between the Jurassic rock type and the sulfide occurrence. Copper mineralization occurs most commonly as chalcopyrite with minor bornite within platings and veinlets of fresh feldspar and shreddy biotite. Copper oxide mineralization is not present and only minor occurrences of chalcocite have been noted. Molybdenite is a common sulfide within the deposit, usually occurring with the best copper mineralization. However, only about 20% of the historic core samples have been analyzed for molybdenite and more studies are necessary to better understand its average grade and distribution.

The deposit is displaced by the gently east-dipping normal fault known as the Bear fault. The fault is defined by strongly sheared dark clay gouge with andesite and sulfide fragments. On the western part of the deposit the mineralization occurs within the footwall of the fault while to the east the mineralization occurs deeper within the hanging wall.

The Bear project is a high priority because of its very large size, historic drilling and potential for higher grades than district averages. Molybdenum and gold could also represent by-product credits. Exploration to expand and upgrade the historic Bear resource into a current mineral resource as defined under NI43-101 is a high priority.

Total cumulative acquisition costs incurred to June 30, 2015, were $1,158,279 and total cumulative exploration expenditures were $75,974 for a total of $1,184,239 after accounting for recoveries received from Freeport Nevada under the Option Agreement. Total cumulative acquisition costs incurred to December 31, 2014, were $427,752 and total cumulative exploration expenditures were $15,403, for a total of $398,101 after accounting for recoveries received from Freeport Nevada under the Option Agreement.

Herbert Gold, Alaska

The Herbert gold project is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. The project consists of 91 unpatented lode claims located 30 kilometers north of Juneau and 42 kilometers south of Coeur Alaska's new Kensington gold mine. The property covers six parallel vein structures exposed at the toe of a retreating glacier.

Mineralization consists of mesothermal quartz-carbonate-gold-base metal veins similar to those in other historic mines in the district. Four principal veins have been identified, which from south to north include the Floyd, Deep Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake veins. The principal veins strike N80E and dip steeply to the north. The cumulative strike length of all mapped veins at present is over 3,700 meters.

Quaterra (35%) and Grande Portage (65%) formed a joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs. Grande Portage is the operator of the Herbert gold project.

A total of 127 diamond drill holes and four trenches have investigated the Herbert Gold Property since its discovery in 1986. The 2012 drilling campaign was designed to upgrade the previously identified inferred resources to indicated resources and to test extensions of mineralization in the Main and Deep Trench veins as well as new targets in the Goat and Ridge veins.

The results of the 2012 drilling program were included in the database used by D.G. DuPre & Associates for a mineral resource estimate as defined in NI 43-101, which was released in February 2013. The updated estimate contains an indicated resource of 821,100 tonnes grading 6.91 grams per tonne gold (gpt) containing 182,400 ounces of gold in the Deep Trench and Main veins. The resource was calculated using a base case cut-off of 2 gpt. The Deep Trench and five veins that have had limited drill testing contain an inferred resource of 51,600 tonnes grading 7.73 gpt gold for a total of 12,800 ounces of gold, also at a cutoff of 2 gpt. The mineralization is open at depth and along strike.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

Herbert Gold Project
Mineral Resource Estimate (February 2013)

Cutoff Grade		Av. Grade	Au
(g/t Au)	Tonnes	(g/t Au)	(Ounces)

Total Indicated Gold Resources
0.5	2,867,500	2.69	248,100
1.0	1,645,500	4.14	219,000
1.5	1,081,300	5.66	196,900
2.0	821,100	6.91	182,400
2.5	637,900	8.25	169,200
3.0	532,400	9.34	159,800

Total Inferred Gold Resources
0.5	1,509,800	1.18	57,300
1.0	585,400	1.85	34,900
1.5	112,600	4.46	16,100
2.0	51,600	7.73	12,800
2.5	42,100	8.99	12,200
3.0	38,600	9.55	11,900

The estimate classifies resources according to proximity to the sample locations as required by NI 43-101, according to the CIM Definition Standards for Mineral Resources and Mineral Reserves. Three dimensional models were constructed from a series of cross sections for each of eight different zones. Some areas of the Main vein provided multiple options for correlations that were permissive by geology and sample geochemistry. These correlations were corrected and modified as supported by surface mapping and geology. The Deep Trench vein was remarkable in the simplicity and consistency of a very planar orientation of the correlations.

An Inverse Distance Squared (ID2) method using a block model approximately 8m x 1.5m x 6m was applied to the Main and Deep Trench veins. Smaller solids (such as the Deep Trench Vein Hanging Wall) were modeled using smaller block sizes down to 2m x 2m x 2m. Blocks required a minimum of 3 and a maximum of 12 composites within a 180m x 18m x 180m search ellipsoid, oriented parallel to the vein. Statistical studies showed that capping or averaging was not indicated. The resource remains open in multiple directions along these defined veins.

D.R. Webb P. Geol. is the Qualified Person responsible for the reserve and resource calculations while D.G. Dupre P. Geo. is the Qualified Person responsible for all other aspects of the technical report.

No drilling was performed during 2013. All wooden drilling platforms were dismantled and flown to an offsite location as specified in the operating permit. The third year of baseline environmental water studies was completed. Although the 2014 Operating Plan was approved by the US Forest Service on February 27, 2014, the joint venture elected not to drill due to a lack of funds.

The Joint Venture’s 2015 Operating Plan was approved by the US Forest Service on April 7, 2015. However, no drilling will take place in 2015 because of continued depressed gold prices and lack of funds. The Company is currently in the process of monetizing non-core assets, including its 35% interest in the Herbert project, but to date no buyers have been identified.

Total cumulative acquisition costs incurred to June 30, 2015, and December 31, 2014, were $141,313 and total cumulative exploration expenditures were $1,374,146, for a total of $1,515,459 for its 35% interest.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

Nieves Property, Mexico

On December 29, 2014, the Company announced that it had agreed to sell its 50% interest in Nieves to joint-venture partner Blackberry for $4,000,000, with payment in a series of four tranches whereby it would transfer 12.5% interest in the project to its Joint Venture Partner for each payment of $1,000,000 received. To date, two payments have been received: $1,000,000 on December 29, 2014; and another $1,000,000 on April 15, 2015. Blackberry now owns 75% of the joint venture and the Company 25%. Since becoming project operator, Blackberry has staked an additional 1,878 hectares (7.2 square miles, title pending) on the west side of the property and has completed an induced polarization survey over a new target area which will be drill-tested beginning in August.

The Nieves Silver project is a low sulfidation epithermal silver deposit hosted in three east-northeast trending, steeply south dipping vein systems with alteration and mineralization bearing strong similarities to the world class Fresnillo silver deposit. The property consists of 18 concessions covering 12,064 hectares in the Rio Grande Municipality of the Zacatecas Mining District in central Mexico. Quaterra and 75% joint-venture partner Blackberry Ventures 1, LLC, (“Blackberry”) jointly own the project.

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a preliminary economic assessment (“PEA”) for the Nieves project October 31, 2012 (the “Nieves PEA”). The Nieves PEA was amended and restated on January 7, 2014. The study used a database including the analytical results of 54,388 meters of drilling in 185 holes to conclude that the project has potential for development as an open pit silver mine that would produce 55.5 million ounces of silver over a 10-year mine life.

A PEA should not be considered to be a pre-feasibility or feasibility study as the economics and technical viability of the Nieves Project have not been demonstrated at this time. A PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative at this time to have economic considerations applied to them to be categorized as Mineral Reserves. Thus, there is no certainty that the production profile concluded in the Nieves PEA will be realized. Actual results may vary, perhaps materially.

The Nieves PEA set out the following key project parameters:

•

An open pit mine centered on the Concordia vein that contains a total of 35.4 million tonnes of mineable material. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t (at a cutoff of 21.3 g/t silver). The open pit mine plan was developed based on an indicated resource of 33.0 million tonnes at 50.1g/t silver and an inferred resource of 39.3 million tonnes at 32.0 g/t silver, using a cutoff of 15 g/t.

•

Recovery of 55.5 million ounces of silver and 41,000 ounces of gold over the 10-year mine life at an average mining rate of 3.5 million tonnes per year. Silver recoveries of 86% were based on testwork completed to date.

•	Initial capital expenditure of US$231,600,000 with a sustaining capital cost of US$64,100,000. Capital costs are considered accurate to +/- 35%.

•	Average life-of-mine operating costs of US$14.98 per ounce of payable silver.

•

An after tax net present value (NPV) of US$77,100,000 at an 8% discount rate and a base case silver price of $27 per ounce and a before tax NPV of US$142,320,000. At a silver price of US$32.40 the after tax NPV is US$204,000,000. The project breaks even at a silver price of about US$21.37 per ounce (about US$15.25 after payback).

•	An after tax internal rate of return (IRR) of 15.7% with a 4.4-year pay back and a before tax IRR of 21.9% with a 3.4-year pay back.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

The mineral resource estimate pursuant to NI43-101 was completed by Caracle Creek International Consulting Inc. of Toronto, Canada, in June 2012. A summary of the NI43-101 resource within the Concordia and San Gregorio vein systems using a reporting cut-off grade of 15 g/t Ag is shown below:

Vein	Zone	Classification	Tonnes (t)	Ag (g/t)	Au (g/t)	Ag (oz)	Au (oz)
Concordia	La Quinta	Indicated	33,038,000	50.1	0.04	53,216,700	42,500
Concordia	La Quinta	Inferred	39,258,000	32.0	0.02	40,390,300	25,200
San Gregorio	North	Inferred	18,769,000	27.0	0.08	16,292,800	48,300

The Nieves PEA mine plan for the Nieves project is an open pit that straddles the Concordia vein and includes three pit phases. A 35.4 -million tonne mineralized zone would be mined at a rate of 10,000 tonnes per day resulting in a ten year mine life and at a 5.4:1 (waste to ore) strip ratio. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t silver (at a cutoff of 21.3 g/t silver). The San Gregorio zone was not included in the mine plan but may become viable with additional drilling.

The financial analysis is based on a silver price of $27 per ounce and a gold price of $1,300 per ounce, rounded numbers which are both less than the SEC-recommended three-year historical price through the end of August 2012. The analysis includes deductions for all royalty payments and a contingency of 20%. No credits are assumed for lead or zinc. Sensitivities were run for the price of silver, operating cost and initial capital cost.

The Qualified Person for the updated Nieves project resource estimate is Jason Baker, P. Eng., of Caracle Creek International Consulting Inc. (CCIC) of Toronto, Canada. Zsuzsanna Magyarosi Ph.D., P.Geo., also of CCIC, is the Qualified Person responsible for the QA/QC evaluation. Doris M. Fox M.Sc., P. Geo., also of CCIC, is the Qualified Person responsible for the site visit and sampling procedures. The Qualified Person for the preliminary economic assessment is Joshua Snider P.E. with M3 Engineering & Technology Corp., Tucson, Arizona. The Qualified Person for the mining portion of the PEA is Jeffery Choquette P.E. of Butte, Montana, and for metallurgy Thomas L. Drielick P.E. M3 Engineering & Technology Corp., Tucson, Arizona.

Total cumulative acquisition costs incurred to June 30, 2015, were $634,181 and total cumulative exploration expenditures were $1,741,567. After payments received under the agreement with Blackberry, the Company’s net 25% interest totals $1,375,748. Total cumulative acquisition costs incurred to December 31, 2014, were $634,181 and total cumulative exploration expenditures were $1,730,946. After payments received under the agreement with Blackberry and the impairment provison made in 2014, the Company’s net 37.5% interest totals $2,365,128.

Other Mexico Properties, Goldcorp IFA

The Quaterra/Goldcorp Investment Framework Agreement (IFA) signed by the companies in January 2010 provided Goldcorp with an option to acquire an interest in any mining properties held by or acquired by Quaterra in central Mexico (except the Nieves silver project) in return for funding a two year generative exploration program through a private placement investment of $10,000,000 in the Company. In a transaction announced on April 12, 2012, Goldcorp elected to extend the IFA for an additional year by purchasing 4,000,000 common shares of the Company at a price of CDN$0.62 per share, raising a total of CDN$2,480,000. The funds were used to explore properties in central Mexico that fall under the IFA.

Durng the year ended December 31, 2013, the IFA was further amended to extend the expiration for designation of Advanced Properties from January 2014 to January 2016. The amended terms include: i) lowering the spending requirement to earn a 2% NSR royalty to cdn$1 million over first three years from cdn$2 million over two years; ii) lowering the minimum annual expenditure requirement after three years to cdn$250,000 from cdn$1.0 million; and iii) allowing Goldcorp to pool expenditures from other projects to one project to meet the earn-in requirement described above.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

Goldcorp could earn a 70% interest in any Advanced Property by completing a feasibility study (increased from 65%). At the time a production decision was made, the Company could either participate at 30% or ask Goldcorp to underwrite loan guarantees in return for an additional 6% interest in the property.

In September 2013, Quaterra and Goldcorp agreed that it was to the mutual benefit of both parties to reduce the number and size of properties currently in the IFA in response to changes in Mexico’s property tax and assessment work requirements. On September 19, 2013, the Company announced the sale of three properties under the IFA to Goldcorp for $375,000 and a 2% net smelter royalty on each property capped at $2,000,000 per property.

During 2014, the Americas claims were transferred to Blackberry as part of the Nieves Sales Agreement. All remaining properties were either returned to the underlying lessors or dropped, with the result that Quaterra presently controls no prospects subject to the terms of the Goldcorp IFA, which will expire on January 29, 2016. These changes reflect the objective of Quaterra and its Mexican subsidiaries to terminate all activities in Mexico.

All Mineral Properties

A summary of all Quaterra’s mineral property expenditures as at June 30, 2015, is as follows:

	December					June
	31, 2014	Additions	Recoveries	Disposals	Impairments	30, 2015

Total acquisition	$8,154,745	$972,412	(1,000,000)	-	-	$8,127,157

Total exploration	26,511,943	71,192	-	-	-	26,583,135
Recovery from sale of properties	(2,370,366)	-	(1,525,000)	-	-	(3,895,366)

Total	$32,296,322	$1,043,604	(2,525,000)	-	-	$30,814,926

	December						June
All Mineral Properties	31, 2014		Additions	Recoveries	Disposals	Impairments	30, 2015
MacArthur Copper	$18,370,629		$219,706	$(1,106,194)	$-	$-	$17,484,141
Yerington Copper	9,084,115		22,179	(413,847)	-	-	8,692,448
Bear Copper	398,101		791,098	(4,959)	-		1,184,239
Herbert Gold	1,515,459		-	-	-	-	1,515,459
Other Properties - US	562,891		-	-	-	-	562,891
Nieves	2,365,127		10,621	(1,000,000)	-	-	1,375,748
		$
Total	$32,296,322		1,043,604	$2,525,000	$-	$-	$30,814,926

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

Review of Financial Results

During the six months ended June 30, 2015, the Company reported a net loss of $2,262,138 (six months ended June 30, 2014 – $1,911,190).

General Administrative Expenses

	Six months ended June 30,		Increase
	2015	2014	(Decrease)
General and administrative expense
Administration and general office	$128,007	$183,661	$(55,654)
Consulting	82,586	30,707	51,879
Depreciation	6,478	15,843	(9,365)
Directors' fees	-	-	-
Strategy and communications	33,961	30,305	3,656
Personnel costs	413,173	408,685	4,488
Professional fees	162,185	211,647	(49,462)
Share-based payments	12,040	167,382	(155,342)
Transfer agent and regulatory fees	25,870	78,026	(52,156)
Travel and promotion	33,385	22,784	(10,601)
	897,685	1,149,041	(251,356)

To conserve funds, the Company has reduced its general administration and corporate activities where possible, and focused on supporting its exploration and development activities in its Yerington, Nevada, copper assets.

An analysis of the significant changes, for the six months ended June 30, 2015, compared to the same period in 2014, is outlined below:

a)

Administration and general office expenses decreased by $55,654 from $183,661 in 2014 to $128,007 during the six months ended June 30, 2015, reflecting the amended service agreement with Manex Resources Group Inc. (“Manex”). See Related Party Information and Commitments below.

b)	Consulting expenses increased by $51,879 from $30,707 during the six months ended June 30, 2014 to $82,586 during the six months ended June 30, 2015 due to increased consultancy time utilized.

c)	Directors’ fees have been suspended since January 1, 2013. By resolution, the board agreed in May 2013 to fore- go 2013, 2014 and the first half of 2015 fees with no accruals..

d)

Strategy and communications expenses increased by $3,656 from $30,305 in in the six months ended June 30, 2014 to $33,961 due to a 12 month contract with Investing News for news releases and shareholder communications.

e)

Personnel costs increased by $4,488 from $408,685 in 2014 to $413,173 in 2015 primarily due to fact that during the first six months of 2015, the Company did not capitalize any salary costs to any mineral property projects though the Company has focused on reducing both executive and administrative staff where possible.

f)

Professional fees creased by $49,462 from $211,647 in 2014 to $162,185 in 2015 as a result of decreased legal fees as it incurred fees related to the Option agreement with Freeport during 2014. The Company continues to focus its efforts in the Yerington Mining District and the expenses related to the Option Agreement and Uranium Asset sale completed in 2014.

g)

Share-based payments decreased by $155,342 from $167,382 in the six months ended June 30, 2014 compared to $12,040 for the six months ended June 30, 2015. During the six months ended June 30, 2015, the Company granted 200,000 stock options at an exercise price of CDN$0.05 for five years.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

Other Items

	Six months ended June 30,		Increase
	2015	2014	(Decrease)
Exploration partner administration income	$-	$12,684	$(12,684)
Fair value gain on derivative liability	(1,320,780)	(26,067)	(1,294,713)
Foreign exchange gain/(loss)	43,964	1,314	42,650
General exploration costs	(8,629)	(183,605)	174,976
Impairment of marketable securities	-	(3,590)	3,590
Impairment of mineral properties	-	(549,218)	549,218
Gain (loss) on disposal of equipment	(42,116)	6,972	(49,088)
Interest expense and other	(36,855)	(20,638)	(13,683)
	$(1,364,453)	$(762,148)	$(599,734)

An analysis of the significant changes, for the six months ended June 30, 2015, compared to the same period in 2014, is outlined below:

a)

Exploration partner administration income: The Company charged a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% fee on expenditures on its advanced property in central Mexico under the Goldcorp IFA agreement. Partner administration income has been eliminated with the transfer of the Nieves project to Blackberry.

b)

Foreign exchange: The Company recognized a foreign exchange gain of $1,314 in 2014 compared to a foreign exchange gain of $43,964 in 2015 due to the strengthening of the US dollar over the first half of 2015. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not hedge its exposure to changes in the value of the Canadian dollar.

c)

Fair value gain on derivative liability: Warrants denominated in a currency other than the Company’s functional currency are deemed to be a derivative liability and as a result, must be valued at fair value. On each reporting date, the derivative liability is adjusted for fair value changes with the difference being recorded in profit and loss. Due to the increase in the Company’s share price over the first half of 2015, the Company realized a non- cash loss of $1,320,780 during the six months ended June 30, 2015 due to the increased value of the derivative liability, compared to a non-cash loss of $26,067 during the six months ended June 30, 2014, subsequent to the initial fair value recognition.

d)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred after impairment of a property or costs the Company may incur prior to acquisition of the rights to a mineral property. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred. As the Company has focused on capitalized mineral properties in 2015 as compared to care and maintenance costs incurred in its Mexico projects that were expensed as incurred.

e)

The Company carries certain marketable securities of publicly-traded companies that were deemed to be unrecoverable and impaired to its current market value during the three months ended March 31, 2014, incurring a loss of $575. In the remainder of fiscal 2014, it was determined that the market value of the remaining securities was worthless and the remaining value was fully impaired.

f)

The Company evaluates the carrying value of each of its assets at the end of each reporting period or upon a triggering event that may identify an impairment of a property’s value. During the six months ended June 30, 2014, the Company identified $549,218 of write-down. During the six months ended June 30, 2015, the Company has focused on its Yerington Assets under the MOIA with Freeport and have not identified any impairment of mineral properties during the period then ended.

g)

Interest income (expenses): interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash. In July of 2014, the Company issued $500,000 worth of convertible notes denominated in US dollars inclusive of warrants. Proceeds were allocated as $298,329 to the debt component and $201,671 to the derivative component. The Company issued a $500,000 secured note connected with funding the initial option payment under a Bear related option agreement covering an additional 1,050 acres. This note accrues interest on the principal balance at a rate of 5% per annum. Additionally, the Company accretes interest income relative to the note receivable due from FMMP on the sale of the non-core assets that occurred in October 2014.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

Quarterly Information Trends

The following unaudited quarterly information is derived from the Company’s condensed consolidated interim financial statements for the periods indicated:

		March 31,		December 31,		September
	June 30, 2015	2015		2014		30, 2014
Administration and general office	$(542,446)	(343,199)		(625,023)		(465,078)
Share-based payments	(2,465)	(9,575)		(36,669)		(16,413)
Exploration partner administration income	-	-		2,243		4,722
Fair value gain (loss) on derivative liability	(1,588,340)	267,560		8,025		615,166
Foreign exchange gain (loss)	(9,503)	53,430		196,723		(15,587)
General exploration costs	(4,500)	(4,129)		(126,190)		(56,235)
Gain (Loss on disposal of equipment)	(42,116)	-		-		-
Impairments	-	-		(2,473,324)		-
Gain (Loss) on sale of mineral property	-	-		2,853,832		-
Interest income (expenses)	(20,417)	(16,438)		(33,859)		(61,997)
Net income (loss)	(2,209,787)	(52,351)		(234,241)		4,848
Basic loss per share	$(0.01)	$(0.00)		(0.00)		-

		March 31,		December 31,		September
	June 30, 2014	2014		2013		30, 2013
Administration and general office	$(485,971)	(495,688)		(551,269)		(588,037)
Exploration partner administration income	8,618	4,065		1,775		10,318
Foreign exchange gain (loss)	3,430	(2,117)		21,618		(29,213)
General exploration recovery (costs)	(100,861)	(82,744)		(47,800)		(13,128)
Gain/(Loss) on sale of mineral property	-	6,972		-		(1,495,318)
Fair value gain on derivative liability	(209,161)	183,094		1,399,590		9,565
Impairments	(549,218)	-		(22,543,443)		(39,043)
Interest income (expenses)	(11,270)	(9,368)		(12,650)		(17,276)
Unrealized loss on marketable securities	(3,015)	(575)		(1,005)		143
Share-based payments	(160,853)	(6,528)		(19,734)		(376,537)
Write-off of equipment						-
Net loss	(1,508,301)	(402,888)		(21,752,916)		(2,538,525)
			$		$
Basic loss per share	$(0.01)	$(0.00)		(0.13)		(0.02)

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

The Company’s results have been largely driven by the level of its property holding costs, exploration activities and recoveries from partners. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

•	General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program and the availability of funds.
•	The gain or loss on disposal of mineral properties is dependent on the negotiated sales proceeds and can vary significantly from property to property.
•

The Company received management fees through a joint venture agreement with Blackberry Ventures LLC at Nieves prior to its sale of the interest in December 2014. The fee was 10% of the operating and exploration expenses at Nieves, the amount of which varied dependent on the level of project expenditures incurred.

•

Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in US dollars, Canadian dollars and Mexican Pesos, and reports its financial results in US dollars.

•	Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
•	Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.
•

Significant increases and decreases quarter to quarter in the Company’s stock price can have a significant impact on the value of the derivative liabilities issued by the Company in conjunction with debt and equity instruments.

Related Party Information and Commitments

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of CDN$8,000 for office rent plus CDN$7,500 of accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. Downward amendments occurred September 1, 2013, March 1, 2014, and January 1, 2015, with the office rent at CDN$8,000 per month plus CDN $5,000 per month for administrative and corporate services.

The Company may terminate the services portion of the agreement upon 30 day notice, and the office lease portion of the agreement by paying Manex the lesser of CDN$96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017).

As of June 30, 2015, the Company had a total of $188,765 in commitments related to its office premises in Vancouver, British Columbia and Yerington, Nevada. Payment of these commitments is planned to be completed by August 31, 2017, (See table below):

Year ending December 31, 2015	$59,253
Year ending December 31, 2016	77,707
Year ending December 31, 2017	51,805
$188,765

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

Outstanding Shares, Stock Options and Share Purchase Warrants

As at July 28, 2015, 193,479,416 common shares were issued and outstanding, 54,531,000 warrants were outstanding at a weighted exercise price of CDN$0.18, and 15,300,000 stock options were outstanding at weighted average exercise price of CDN$0.43.

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of June 30, 2015, and there have been no significant changes to internal control over financial reporting in the period ended June 30, 2015.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the audited consolidated financial statements for the period ended June 30, 2015, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies

The significant accounting policies used in preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2014, except for the change in functional currency which is described below. Adoptions of new standards and amendments to existing standards have had no effect on the Company’s financial position or financial performance.

Change in functional and reporting currency

Effective January 1, 2015, the Company changed its reporting currency and functional currency from the Canadian Dollar (CDN) to the United States dollar (USD). The adoption of the USD as the unit of measure of the Company’s operations reflects the transition from Canadian operations and source of funding to US currency which is the denomination in which it now mostly operates resulting in a shift in operational exposure to the USD dollar.

Prior to January 1, 2105, the Company reported its annual and quarterly consolidated financial statements with notes in CND which also was used as the unit of measure of all foreign and Canadian operations. In making the change in reporting and functional currency, the Company follows the recommendations of the IAS 21 – “The Effects of changes in foreign exchange rates” which describes treatment to be adopted when changing functional currency.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

In accordance with IAS 21, the effect of a change in functional currency is accounted for prospectively. An entity translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated at their historical cost.

The change in functional and reporting currency resulted in the following impact on the January 1, 2015, opening consolidated balance sheet (CDN$1.1608 to US$1):

	Reported at	Change in	Reported at
	December 31,	functional	January 1, 2015
	2014 in CND $’s	currency from	in US $’s
		CDN to US $’s

Total assets	43,920,079	(6,082,931)	37,837,148
Total liabilities	2,333,156	(323,142)	2,010,014
Equity	$41,586,923	$(5,759,789)	$35,827,134

Financial Instruments

The Company’s financial instruments include cash, restricted cash, amounts due from exploration partners, marketable securities, reclamation bonds, accounts payable and accrued liabilities, loan payable and derivative liability.

Marketable securities measured at fair value were categorized in Level 1. The fair value of the Company’s marketable securities is based on active market prices at the reporting date less any impairment. Derivative liability is measured at fair value and categorized in Level 2. The fair value of the derivative liability is based on the Black-Scholes option pricing model as determined at the reporting date.

The recorded amount for cash, restricted cash, amount due from exploration partners, accounts payable and accrued liabilities and loan payable approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

Other than cash, the Company’s financial instruments have no material risk exposure. Risk is managed with respect to cash by risk management policies that require cash deposits be invested with Canadian chartered banks that have high credit ratings assigned by international credit ratings agencies.

Risks and Uncertainties

Investing in the Company’s common stock involves a high degree of risk. Before deciding to purchase, hold or sell the Company’s common stock, you should carefully consider the risks described below in addition to the cautionary statements and risks described elsewhere and the other information contained in this MD&A and in the Company’s other filings with securities regulatory authorities. The risks and uncertainties described below are not the Company’s only ones. Additional risks and uncertainties not presently known to the Quaterra or that Quaterra currently deems immaterial may also impair the Company’s business operations. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on Quaterra, the Company’s business, financial condition, results of operations and/or liquidity could be seriously harmed, which could cause the Company’s actual results to vary materially from recent results or from the Company’s anticipated future results. In addition, the trading price of the Company’s common stock could decline due to any of these known or unknown risks or uncertainties, and you could lose all or part of your investment.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

The Company may not have sufficient funds to complete further exploration programs

The Company does not generate operating revenue and must finance exploration activity by other means, such as raising funds through the continued sale of non-core assets, optioning certain property interests, such as the Yerington project copper assets to Freeport Nevada, the outright sale of properties, and finally, the issuance of debt and/or equity. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements.

The consolidated audited financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the exploration and development of its mineral properties, has been dependent on the Company’s ability to obtain the necessary funding. With the closing of these sale transactions referred to above, management believes the Company has sufficient funds for the next full year of operations.

The Company has a history of losses and expects to incur losses for the foreseeable future

The Company has incurred losses during each of the reporting periods. Quaterra expects to continue to incur losses unless and until such time as one or more of the properties enter into commercial production and generate sufficient revenues to fund the Company’s continuing operations.

Future equity transactions could cause dilution of present and prospective shareholders

Historically, the Company has financed operations through private placements of common equity shares. In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares, the issuance of securities convertible into common shares through private placements or public offerings, or the sale of assets. The common shares in these financings often are sold at a discount to market prices, and the exercise price of the warrants sometimes is at or may be lower than market prices. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of common shares, or securities or convertible into common shares, could result in dilution, possibly substantial, to present and prospective holders of common shares, either at the time of the financing or subsequently when restrictions if any expire and the common shares are resold into the public markets. Similarly, the Company cannot predict the value of any asset sale nor its effect on the market price of its common shares. Management has no current plans to issue common equity shares for the ensuing 12 months.

The Company’s exploration programs may not result in a commercial mining operation

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Quaterra’s mineral properties are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company cannot provide any assurance that current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, the Company will be required to acquire additional properties and write-off all investments in existing properties.

The Company does not have Proven Mineral Reserves or Probable Mineral Reserves

The Company has not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in NI 43-101) at any of Quaterra’s mineral properties. The Company cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at Quaterra’s properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

Mineral resource estimates are subject to updates which may differ from prior estimates and adversely affect the value of the Company’s properties

The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in these Mineral Resource estimates, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates. From time to time, Quaterra obtains updated resource estimates and technical reports related to the Company’s mineral properties.

The Company’s future business and financial condition are dependent upon resource prices

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control. These include international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. These factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, Quaterra’s properties. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The Company’s common share price has been and may continue to be subject to volatility

U.S. and Canadian securities markets in recent years have experienced high levels of price and volume volatility, and the market price of securities of many companies have experience wide fluctuation in price which have not necessarily been related to the operating performance underlying assets values or prospects of such companies. Factors unrelated to Quaterra’s financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in copper, gold, and silver prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of the Company’s shares at any given point in time may be subject to wide swings unrelated to any direct action by Quaterra’s operations.

Some of the Company’s directors and officers may have conflicts of interest due to their involvement with other natural resource companies

Some the Company’s directors and officers are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Quaterra may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on the Company’s financial position.

The Company may experience difficulty attracting and retaining qualified management to grow Quaterra’s business

The Company is dependent on the services of key executives including the Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing corporate objectives as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Quaterra’s inability to attract and retain additional highly skilled employees required for activities may have a material adverse effect on the Company’s business and financial condition.

The Company may be limited in its ability to manage growth

Should the Company be successful in its efforts to develop mineral properties or to raise capital for such development or for the development of other mining ventures, it may experience significant growth in operations. Any expansion of the Company’s business would place demands on management, operational capacity, and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of operations. There can be no assurance that Quaterra will be effective in retaining current personnel or attracting and retaining additional qualified personnel, expanding operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

Environmental and other regulatory requirements may limit the Company’s operations and increase expenses

The Company’s operations are subject to environmental regulations promulgated by various Canadian, U.S., and Mexican government agencies. Claims and current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for Quaterra’s exploration activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis. Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact and cause increases in capital expenditures or require abandonment or delays in exploration.

Operating hazards associated with mining may expose the Company to liability

Mining operations generally involve a high degree of risk, including hazards such as unusual or unexpected geological formations. Operations in which the Company has an interest are subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to or loss of life and property, environmental damage and possible legal liability for any or all damage or loss. The Company currently does not maintain standard insurance policies on Quaterra’s properties. The Company may become subject to liability for cave-ins and other hazards for which cannot be fully insured or against which the Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. For example, the Company is not currently covered by any form of political risk insurance or any form of environmental liability insurance. The payment of such insurance premiums and the incurring of such liabilities would reduce the funds available for exploration activities.

The Company’s properties may be subject to uncertain title The acquisition of title to resource properties or interest therein is a very detailed and time consuming process. Title to and the area of resource concessions may be disputed. The Company has investigated title to all of its mineral properties and, to the best of the Company’s knowledge, title to all of Quaterra’s properties are in good standing.

The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.

Enforcement of judgments or bringing actions outside the United States against the Company and its directors and officers may be difficult

Quaterra is organized under the law of and headquartered in British Columbia, Canada, and several of the Company’s directors and officers are not citizens or residents of the U.S. As a result, it may be difficult or impossible for one to (a) enforce in courts outside the U.S. judgments against the Company and a majority of Quaterra’s directors and officers, obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (b) bring in courts outside the U.S. an original action against the Company and its directors and officers to enforce liabilities based upon such U.S. securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	June 30, 2015	December 31, 2014

Rate at end of period	1.2354	1.1627
Average Rate	1.2297	1.1041
High	1.2699	1.1643
Low	1.1957	1.0627
Rate used for conversion from CDN$’s to US$’s		1.1608
www.bankofcanada.ca

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2015

Glossary of Abbreviations

Ag:	Silver
Ag g/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au g/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
NI 43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide